UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 12th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

American Stock Exchange Approves Listing of Austral Pacific Energy

Trading to begin on or before April 18

Wellington, New Zealand –April 12, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF) has received approval from the American Stock Exchange (the ‘Exchange’ or ‘Amex’) to list its shares of common stock on the Exchange under the ticker symbol ‘AEN’. The Company expects to begin trading on or before April 18, 2005.

The Exchange’s approval is contingent upon the Company’s being in compliance with all applicable listing standards on the date it begins trading on the Amex.

David Newman, Chairman, commented “Being listed on the American Stock Exchange adds to our already exciting story which should improve liquidity for shareholders and also broadens our exposure to the investment community”.

Austral is an oil and gas exploration and production company with projects in New Zealand and Papua New Guinea. It is active in 20 permits and is the operator of 14 of them for itself and its joint venture partners. Austral is currently producing oil from a production testing programme in the Cheal field located in New Zealand’s prolific Taranaki basin. Flow testing is also anticipated soon from the recently drilled Cardiff property, a deep gas prospect, also in the Taranaki area.

CONTACT: Investor Relations: tel:1 561-837-8057 X 2 USA/Canada

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.